TAHOE REPORTS 2013 RESULTS
Updates Escobal Project and Provides Reorganization Details

VANCOUVER, B.C. (March 13, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the year ending December 31, 2013, and provided a production update for its flagship Escobal silver mine in Guatemala.

Tahoe President and CEO Kevin McArthur said, “We are very pleased with corporate performance through the end of 2013. Capital spending to complete the Escobal mine came in very close to our initial estimates and we were able to declare on-time commercial production, effective January 1, 2014.”

Highlights for 2013 include (all amounts in U.S. dollars unless otherwise stated):

  Net earnings/(loss) for the year amounted to ($65.6 million) or ($0.45) per share.
  Cash and equivalents at year-end were $8.8 million.
  Cash outflow from operating activities amounted to $65.5 million.
  Corporate general and administrative (G&A) expense amounted to $13.8 million, excluding non-cash share-based compensation of $5.7 million.
  Exploration expenses amounted to $5.3 million.
  The first precious metal concentrate shipment was on October 15, 2013.

During 2013, the Company incurred $36.4 million in Escobal project expenses. Upon receipt of the exploitation permit in April 2013, the Company commenced capitalization of underground expenses associated with the Escobal project. For the year, the Company capitalized construction and sustaining costs of $45.6 million relating to underground infrastructure and development, as well as $124.6 million relating to surface infrastructure. Pre-operating revenues in excess of expenses of $9.3 million were credited back to the project during the year.

Complete financial results as well as the Company’s management’s discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

Escobal Production

Wet commissioning of the mill and initial production of concentrates began at the end of the third quarter of 2013. The first precious metal concentrate shipment was made on October 15, and production ramp-up proceeded smoothly throughout the quarter.

At December 31, 2013, access to approximately 262,000 tonnes of mill feed was fully developed underground and an additional 64,000 tonnes were stored on the surface stockpile. Primary development was completed for approximately five years of mill feed.

Mill throughput during the fourth quarter was 159,200 tonnes with average grades of 483 grams of silver per tonne, 0.54 grams of gold per tonne, 0.66% lead and .96% zinc. Silver grade mined was slightly better than predicted by the resource model. Due to the very small population of data seen to date, the Company cautions against extrapolating these results over the remaining 18-year mine life.

Fourth Quarter 2013 Production Numbers

	Silver Oz.	Gold Oz.	Lead Tonne	Zinc Tonne
Production (Metals in Concentrate)	2,061,220	1,957	818	865
Sales	1,367,350	1,372	489	395

During 2013 commissioning, 2,723 tonnes of concentrate were shipped and sold to third parties. Revenue generated from concentrate sales of $28.0 million was offset by $18.7 million of production costs and the net was credited against mineral property, land, plant and equipment, as commercial production had not yet commenced.

The Company anticipates producing between 18 and 21 million ounces of silver in concentrates in 2014 at an all-in sustaining cost of less than $10.00 per ounce (see press release dated November 12, 2013 and cautionary note below). The Company has guided that 2014 production will not be divided equally over the four quarters of 2014. Ramp-up of production will continue during the first half while the paste plant optimization is underway. Consequently, production in the first half of the year is expected to be lower than that of the second half, and costs in the first half are expected to be slightly higher.

Reorganization

Effective immediately, organizational changes have been approved by the Tahoe Board of Directors in order to recognize high achievement and to provide for optimum 2014 and future operations.

Kevin McArthur has been appointed vice chair and CEO. Mr. McArthur continues his daily corporate responsibilities and will focus on strategic initiatives, corporate communications and board governance programs. First priorities will include monitoring operations excellence, optimizing the corporation’s balance sheet and establishing a dividend policy in 2014.

Ron Clayton has been appointed president and chief operating officer. Mr. Clayton provided the key leadership role in development, construction and start-up of the world-class Escobal project in Guatemala. He will handle day-to-day supervision and direction of the executive team with a focus on integrating the operating and finance functions to reflect the change from development to operations.

Edie Hofmeister has been appointed vice president corporate affairs. Ms. Hofmeister was instrumental in overseeing the implementation of new corporate social responsibility programs over the last year. She will continue in her role as general counsel and corporate secretary and will oversee the administrative side of the Company’s business.

Don Gray has been appointed vice president operations. Mr. Gray leads the Guatemalan business team and over the last two years has provided quality leadership in permitting, community relations, construction management and governance in the face of significant pressure from a variety of stakeholder groups. He will continue to lead the Company’s operations in Guatemala.

Tahoe Chair Dan Rovig said, “Tahoe succeeded on all fronts in bringing the world’s third largest primary silver mine to the marketplace in a very short three and one half years. This was an immense team effort involving over 850 employees. Shareholders should be very pleased with the result, and Tahoe’s board and management will continue our intensive focus on delivering long-term shareholder value.”

Tahoe’s senior management will host a conference call to discuss the fourth quarter results at 8:00 a.m. Pacific Time on Friday, March 14, 2013. To join the conference call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company’s website, www.tahoeresourcesinc.com.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement

This news release has been approved by Charles Muerhoff, Tahoe’s vice president technical services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes

Investors are cautioned that the Preliminary Economic Assessment (PEA) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associate with developing a commercially mineable deposit.

In conjunction with an initiative undertaken within the mining industry, we have adopted a non-GAAP financial measure referred to as all-in sustaining cost that we believe more fully reflects the varying costs of producing silver over the life-cycle of the mine. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. We report this measure on a silver ounces produced basis. See “Non-GAAP Financial Measures – All-in sustaining costs per gold ounce” in our annual management’s discussion and analysis for a reconciliation of all-in sustaining costs per ounce.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) estimated production during 2014 of between 18 to 21 million ounces of silver contained in metals concentrates, (ii) silver production estimates being lower and cost projections being higher in the first half versus second half of 2014, (iii) the intention to establish a dividend policy in 2014 and (iv) Tahoe’s strategy to develop the Escobal project and to optimize plant operations. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal project, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807